Exhibit A

Northstrive Fund II LP

120 Newport Center Drive, Newport Beach, CA 92660

enVVeno Medical Corporation

70 Doppler, Irvine, CA 92618

Attn: Robert A. Berman, Chief Executive Officer

February 20, 2026

Dear Mr. Berman,

Northstrive Fund II LP (“Northstrive”, “we”, “us”, or “our”) are shareholders of enVVeno Medical Corporation (“enVVeno” or the “Company”). We recognize the years of effort invested in advancing the Company’s bioprosthetic technologies. However, we believe that the Company now stands at a critical inflection point after its receipt of a Not-Approvable Letter (“Letter”) from the U.S. Food & Drug Administration (“FDA”) in August 2025 for VenoValve® and the Company’s subsequent unsuccessful supervisory appeal of the Letter.

We believe that if the Company continues to pursue and deploy capital into its high-risk clinical development program, enVVe®, an earlier-stage asset that was previously deprioritized, the Company faces further significant regulatory, commercial, and financing risk. In our view, this course of action is unlikely to attract investor attention or maximize shareholder value, and risks further erosion of the Company’s most valuable asset, its balance sheet.

We believe immediate and decisive action is required to halt further unwise capital allocation and to restore investor confidence.

Valuation and Capital Allocation

As of September 30, 2025, the Company reported approximately $30 million in cash and short-term investments and no long-term debt. The Company’s balance sheet and liquidity remain strong, with a current ratio exceeding 13x.

Despite this, we believe the market continues to value the Company at a material discount to its net cash position. We believe this discount reflects concerns regarding the decision to pursue another risky clinical program in the same field, the Company’s capital allocation discipline, continued operating losses, and the likelihood of future dilution.

For the nine months ended September 30, 2025, enVVeno reported operating cash outflows of approximately $12.13 million, implying an annualized burn rate of roughly $16.2 million, or approximately $1.35 million per month. At this pace, the Company’s existing cash provides approximately 20 months of runway before reserves are substantially depleted.

While the Company’s balance sheet is strong today, we believe the Company will need to do one if not more of the following: materially reduce its operating burn, execute on value-accretive monetization initiatives, or access the capital markets within the next 12 to 18 months. Future capital raises will likely result in additional shareholder dilution without a clear path to self-sufficiency. This timeline reinforces the need for a timely strategic decision regarding future capital allocation, which should include the question of whether returning capital to shareholders now would better preserve value rather than allowing cash to be consumed by ongoing operating losses.

We believe the Company’s Board of Directors (the “Board”) has a fiduciary obligation to evaluate whether preserving capital today and possibly returning it in the near future would better serve shareholder interests than allowing it to be gradually eroded.

Immediate Recommendation: Halt Clinical Studies and Initiate Strategic Review

Accordingly, we urge the Board to:

●	Immediately halt all clinical development spending on enVVe® and other non-essential programs, preserving cash while alternatives are evaluated; and

●	Formally initiate a comprehensive strategic alternatives review, led by the independent directors, to evaluate all options available to maximize shareholder value.

Strategic Alternative Recommendations

To that end, we believe there are two clear paths forward.

1. Liquidation and Return of Capital

Based on the Company’s most recent financial statements representing the quarter ended September 30, 2025, we estimate approximately $28.5 million could be available for distribution after satisfying liabilities.

Following the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 20, 2026 and its 1-for-35 reverse stock split, the Company has 655,606 shares outstanding.

Under a full liquidation scenario, we estimate potential proceeds of approximately $43.47 per share. Relative to the February 19, 2026 closing price of $9.99, this represents approximately 335% upside to shareholders.

We believe returning capital now would:

●	Eliminate further burn risk;

●	Prevent dilution;

●	Deliver immediate value realization; and

●	Demonstrate disciplined stewardship of shareholder capital.

2. Strategic Merger or Reverse Merger

Alternatively, the Company could retain an investment bank to pursue a merger or reverse-merger transaction with a target that offers:

●	A clearer path to revenue;

●	Stronger commercial prospects; and

●	Immediate value recognition.

In this scenario, enVVeno’s net cash position becomes a strategic asset rather than a declining resource. We believe a disciplined and timely merger or reverse-merger process could unlock value while limiting execution risk.

Governance and Engagement

We reiterate our request to meet with senior management as soon as practicable.

NorthStrive seeks constructive engagement. Our objective is capital preservation, risk mitigation, and value realization for shareholders.

We are ready to assist in executing the alternative that makes the most strategic sense for the Company and its shareholders, contingent on the Board taking the actions described herein and senior management’s willingness to meet with us.

For further coordination, please contact us at [***]. I will also make attempts to contact Mr. Berman or other members of the Board directly.

Sincerely,

Braeden Lichti
Manager

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